LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

May 7, 2024

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	FB Bancorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 2, 2024
File No. 333-277630

Dear Mr. Arzonetti:

FB Bancorp, Inc. (the “Company”) is in receipt of the correspondence from the Securities and Exchange Commission (the “SEC”) dated May 7, 2024 related to the SEC’s review of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). Our responses to the comments are set forth below. For the convenience of the SEC Staff, we have repeated each comment in bold, followed by our response.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1. Please also revise your disclosure on the front page of the Prospectus Supplement for Fidelity Bank 401(k) Retirement Plan to include language that the offering is not contingent on receipt of certification to list on Nasdaq.

The Prospectus Supplement has been revised in response to Staff’s comment.

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

May 7, 2024

Exhibit 99.5, page II-3

2.

Reference is made to the “Acknowledgement” in paragraph 10. Please remove the statement, “I have read the terms and conditions described in the Prospectus...” An investor is not required to read the prospectus. In addition, in the second paragraph of the Section 10 Acknowledgement at the end of the form, you may encourage an investor to review the prospectus, however, please revise to remove any inference that the investor is required to review the prospectus.

Exhibit 99.5 has been revised in response to Staff’s comment.

*   *    *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at mlevy@luselaw.com or (202) 274-2009.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Christopher Ferris, FB Bancorp, Inc.
John Spitz
Katherine Garrett
Todd Schiffman
Thomas P. Hutton
Lawrence M.F. Spaccasi